SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company release March 21, 2007 at 9:30

UPM’s share capital increase based on subscriptions for share options

A total of 1,300 UPM Kymmene Corporation share options 2002E were used for the subscription of 2,600 shares from December 9, 2006 to February 28, 2007. The shares have been registered in the Finnish Trade Register on March 21, 2007.

As a result of the subscriptions, UPM’s share capital was increased by 2,600 new shares, i.e., by EUR 4,420. After the registration, the total number of UPM shares is 523,262,030 and the share capital of the company is now EUR 889,545,451.00.

Dividend rights and other shareholder rights shall begin when the increase of the share capital has been registered on the Trade Register of Finland. An application has been submitted for listing the new shares together with the old shares at the stock exchange list of the Helsinki Exchanges as of March 22, 2007.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations